April 20, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Mergers & Acquisitions
Washington, D.C. 20549

Attention: Christina Chalk

Re:                             GasLog Ltd.

Schedule 13E-3 filed March 29, 2021
File No. 5-86887

Dear Ms. Chalk:

On behalf of GasLog Ltd. (the “Company”) and the other filing persons named in the above-referenced Schedule 13E-3 (the “13E-3”), we are writing to respond to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated April 6, 2021 (the “Comment Letter”) with respect to the 13E-3 and the proxy statement attached thereto as Exhibit (a)(1) (the “Preliminary Proxy Statement”).  In response to the comments set forth in the Comment Letter, the Company and the other filing persons have revised the 13E-3 and the Preliminary Proxy Statement and is submitting Amendment No. 1 to the 13E-3 (“Amendment No. 1”), attaching as Exhibit (a)(1) the revised proxy statement (the “Revised Proxy Statement”), together with this response letter.  Amendment No. 1 contains certain additional updates and revisions.  We are also sending, under separate cover, a copy of Amendment No. 1 and marked copies of Amendment No. 1 showing the changes to the 13E-3 filed on March 29, 2021.

Set forth below are the responses of the Company and the other filing persons on the 13E-3 to the Staff’s comments.  For convenience, the Staff’s comments are repeated below in italics, followed by the response thereto.  We have included page numbers to refer to the location in Amendment No. 1 where the revised language addressing a particular comment appears.

* * *

General

1.                                      Fill in the blanks throughout the proxy statement. Information that is subject to change, such as the percentage of shares owned by the rolling shareholders, may be bracketed to indicate that it is preliminary.

The Company and the other filing persons acknowledge the Staff’s comment and advises the Staff that the Company and the other filing persons have revised the disclosure in the Revised Proxy Statement to fill in blanks throughout the Revised Proxy Statement, other than with respect to matters that are not determined or known at this time (such as the record date and the time and date of the special general meeting of the shareholders of the Company).

2.                                      Please explain why you have omitted some of the “rolling shareholders” as filers on the Schedule 13E-3. We note that Falconera Navigation Inc., Chiara Holdings S. de R.L., Maple Tree Holdings Ltd., Ash Tree SA, Acer Tree Ltd., Thatcher Investments Ltd., Eleanor Investments Holdings Ltd., Nelson Equity Ltd. and JP Jones Holdings Ltd. are not filers, but they are parties to the Rollover Agreement and will maintain an equity interest in GasLog after the merger. Please explain why in your response letter, or add them as filers. Note that if you include them as filers on the Schedule 13E-3, you must additionally revise the disclosure document to include all of the disclosure required by Schedule 13E-3 as to each filer.

We advise the Staff that the “rolling shareholders” identified by the Staff as not being filing persons on the 13E-3, consisting of Falconera Navigation Inc., Chiara Holdings S. de R.L., Maple Tree Holdings Ltd., Ash Tree SA, Acer Tree Ltd., Thatcher Investments Ltd., Eleanor Investments Holdings Ltd., Nelson Equity Ltd. and JP Jones Holdings Ltd. (each, a “Non-Filing Shareholder”), have been omitted because each Non-Filing Shareholder will contribute all of its common shares of the Company and all of its preference shares of the Company to Blenheim Special Investments Holding Ltd. (“Blenheim Special Investments”) prior to the record date for the special general meeting of the shareholders of the Company to consider and vote on the transaction.  Accordingly, at the time that the definitive proxy statement is mailed to the shareholders of the Company and immediately prior to the consummation of the transaction, the “rolling shareholders” in the Company will consist solely of Blenheim Holdings Ltd., Olympic LNG Investments Ltd. and Blenheim Special Investments, and no Non-Filing Shareholder will maintain any direct equity interest in the Company.

Given the foregoing, we respectfully submit that the Non-Filing Shareholders are not engaged in a Rule 13E-3 transaction and are therefore not required to be a filing person on the 13E-3.

3.                                      See our last comment above. Please provide the same analysis as to the “additional rolling shareholders” identified on page 3, who are also parties to the Rollover Agreement and will maintain a continuing equity interest in the Company after the merger. Add them as filers on the Schedule 13E-3 and include all of the required disclosure as to each, or explain why you have not done so in your response letter.

We advise the Staff that each “additional rolling shareholder” identified on page 3 of the Preliminary Proxy Statement (the “Additional Non-Filing Shareholders”) will be, as is the case with each Non-Filing Shareholder, contributing all of its common shares of the Company to Blenheim Special Investments prior to the record date for the special general meeting of the shareholders of the Company to consider and vote on the transaction, and none of the Additional Non-Filing Shareholders hold any preference shares of the Company.  Accordingly, at the time that the definitive proxy statement is mailed to the shareholders of the Company and immediately prior to the consummation of the transaction, none of the Additional Non-Filing Shareholders will hold any Company common shares nor will any Additional Non-Filing Shareholder maintain any direct equity interest in the Company.

Given the foregoing, we respectfully submit that the Additional Non-Filing Shareholders are not engaged in a Rule 13E-3 transaction and are therefore not required to be a filing person on the 13E-3.

4.                                      See comments 2 and 3 above. It appears that Peter G. Livanos may be individually engaged in this going private transaction and should be included as a filer on the Schedule 13E-3. We note that Mr. Livanos is the Chairman of the Company, but also controls Ceres Shipping Limited. Ceres Shipping Limited is the Company’s largest shareholder and wholly owns filer Blenheim Holdings which is a rollover shareholder that will maintain an equity stake in the Company after the merger. We further note that Mr. Livanos will maintain his position as a director after the merger. Please include him as a filer on the Schedule 13E-3, or provide an analysis as to why you have not done so in your response letter.

In response to the Staff’s comment, we have included Mr. Livanos as a filing person on the 13E-3 and have included in the Revised Proxy Statement revised disclosure required by the addition of Mr. Livanos as a filing person on the 13E-3.

5.                                      See our last comment above. Tell us why you have not included Ceres Shipping Ltd. as a filer on the Schedule 13E-3, or add that entity and all of the disclosure required by the Schedule as to it individually. It appears that Mr. Livanos owns 100% of the share capital of Ceres Shipping, which owns a majority of Blenheim Holdings, which is itself a filer. We note the disclosure on page 133 of the proxy statement that Blenheim Holdings’ principal business is to act as an “investment holding company.”

In response to the Staff’s comment, we have included Ceres Shipping Ltd. as a filing person on the 13E-3 and have included in the Revised Proxy Statement revised disclosure required by the addition of Ceres Shipping Ltd. as a filing person on the 13E-3.

6.                                      We note the disclosure on page 31 of the proxy statement that in addition to Mr. Livanos, Messrs. Metherell, Papadimitriou, Berner and Ruijs will remain as directors of the Company after the merger. Please tell us whether these individuals will also maintain equity stakes in the Company after the merger, and if so, what level of equity they will own in the surviving entity. Analyze whether they should also be included as individual filers on the Schedule 13E-3.

Upon the closing of the transaction, each common share of the Company held by Messrs. Livanos, Metherell and Papadimitriou in their individual capacity will be converted into the right to receive $5.80 in cash, without interest, and Messrs. Livanos, Metherell and Papadimitriou will not hold any common shares of the Company in their individual capacity.

Each preference share of the Company will remain outstanding and automatically convert into a preference share in the surviving company in the transaction and continue to be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as currently provided by the certificate of designations for the preference shares of the Company.  None of Messrs. Livanos, Metherell and Papadimitriou hold any preference shares of the Company in their individual capacity.

With respect to Messrs. Berner and Ruijs, we advise the Staff that neither of such persons are currently directors of the Company and do not maintain equity stakes in the Company.  Following the merger, Messrs. Berner and Ruijs will become directors of the Company and, in connection with their employment by affiliates of GEPIF III, each will maintain indirectly through GEPIF III equity stakes of less than 1.0% in the Company.

Given the foregoing, we respectfully submit that Messrs. Metherell, Papadimitriou, Berner and Ruijs are not required to be filing persons on the 13E-3.  As noted in our response to Item 4 above, we have included Mr. Livanos as a filing person on the 13E-3 and have included in the Revised Proxy Statement revised disclosure required by the addition of Mr. Livanos as a filing person on the 13E-3.

Caution Regarding Forward-Looking Statements, page 20

7.                                      Please delete the reference to the Private Securities Litigation Reform Act of 1995, or make clear that its safe harbor protections for forward-looking statements do not apply to statement made in connection with a going private transaction such as this one.

In response to the Staff’s comment, revised disclosure has been added on page 20 of the Revised Proxy Statement.

Position of the GEPIF Filing Parties as to the Fairness of the Merger, page 51

8.                                      We note the statement at the bottom of page 51 that “None of the GEPIF filing parties undertook a formal evaluation of the fairness of the merger to the public shareholders.” As you know, all filing persons on the Schedule 13E-3 must express and support a position with respect to the substantive and procedural fairness of the going private transaction; in fact, the GEPIF filing parties do express a view on the substantive and procedural fairness of the merger on the following page of the proxy statement. Therefore, we do not understand the meaning of the quoted language. Please revise here and the similar disclosure in the proxy statement as to other filing persons (see for example, the disclosure on page 54 as to the rolling shareholders).

In response to the Staff’s comment, revised disclosure has been added on pages 51 and 54 of the Revised Proxy Statement to clarify that an independent evaluation of the fairness of the merger to the public shareholders was not undertaken.

9.                                      At the top of page 52, the parties base their fairness determination in part on “the factors considered by, and findings of, the special committee and the board of directors of the Company…” In order to rely on the analysis and conclusions of another filing party, you must expressly adopt such analysis and conclusions. Please revise.

In response to the Staff’s comment, revised disclosure has been added on pages 52 and 55 of the Revised Proxy Statement.

Rolling Shareholders’ Reasons for the Mergers, page 53

10.                               Expand the discussion of each filing person’s reasons for engaging in the merger to avoid conclusory statements about the effect of the merger. For example, at the top of page 54, the rolling shareholders state that their reason for the merger is to facilitate the acquisition by Parent of the entire equity interest in the Company while maintaining their existing ownership as well. However, revise to explain why they wish to do so, and to explain the reasons for the timing of the going private transaction. See Item 1013(a) and (c) of Regulation M-A and Instruction 1 thereto. Provide the same expanded disclosure as to all other filing persons.

In response to the Staff’s comment, revised disclosure has been added on page 54 of the Revised Proxy Statement.

Recommendation of the Special Committee, page 42

11.                               Revise to confirm that all material factors considered by the special committee and the board are included in the discussion. The disclosure indicates that material factors are listed but does not make it clear that the list is exhaustive.

In response to the Staff’s comment, revised disclosure has been added on pages 47 and 49 of the Revised Proxy Statement.

Certain Financial Information, page 64

12.                               Summarize the material assumptions and limitations underlying the projections included on page 66.

In response to the Staff’s comment, revised disclosure has been added on page 65 of the Revised Proxy Statement.

Fees and Expenses, page 69

13.                               Please provide a breakdown of the fees incurred by each filing person on the Schedule 13E-3.

In response to the Staff’s comment, revised disclosure has been added on page 70 of the Revised Proxy Statement.

Selected Historical Financial Information, page 102

14.                               Although you may incorporate by reference the financial information required by Item 13 of Schedule 13E-3 and Item 1010(a) and (b) of Regulation M-A, you must include the summary financial information required by Item 1010(c) and referenced in Instruction 1 to Item 13 in the disclosure document distributed to shareholders. Please revise to include that disclosure in the proxy statement.

In response to the Staff’s comment, revised disclosure has been added on pages 104 and 105 of the Revised Proxy Statement.

* * *

Please do not hesitate to contact me at (212) 474-1796 or etavzel@cravath.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Erik R. Tavzel